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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

XA, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
87162D 10 2
(CUSIP Number)
Frank Goldstin
3800 North Lake Shore Drive
Chicago, Illinois 60613

with a copy to:

Brian T. May
Mayer, Brown, Rowe & Maw LLP
71 South Wacker Drive
Chicago, Illinois 60606
(312) 782-0600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 22, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	872364Y108

1	NAMES OF REPORTING PERSONS: Frank Goldstin

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		N/A

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		848,282

WITH	10	SHARED DISPOSITIVE POWER:

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

848,232

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

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Item 1. Security and Issuer.
     This Amendment No. 3 hereby amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 8, 2003, as amended by Amendment No. 1 to Schedule 13D originally filed with the Securities and Exchange Commission on August 10, 2004 and Amendment No. 2 to Schedule 13D originally filed on June 2, 2006 (the “Original Statement” and, as it may be amended hereby and from time to time hereafter, the “Statement”) by Frank Goldstin with respect to the Common Stock, $0.001 par value (the “Common Stock”), of XA, Inc., a Nevada corporation (the “Issuer”). Unless otherwise indicated herein, terms used but not defined in this Amendment No. 3 shall have the respective meanings herein as are given to such terms in the Original Statement. The principal executive offices of the Issuer are located at 875 North Michigan Avenue, Suite 2626, Chicago, Illinois 60611.
Item 2. Identity and Background
(a)-(c) This Amendment No. 3 to Schedule 13D is being filed by Frank Goldstin whose address is 3800 North Lake Shore Drive, Chicago, Illinois 60613. Mr. Goldstin is the former chief executive officer and a former director of the Issuer.
(d)-(e) During the last five years, Mr. Goldstin: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Goldstin is a citizen of the United States.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Statement is hereby amended and restated as follows:
(a) Frank Goldstin beneficially owns 848,232 shares of Common Stock, $0.001 par value, of the Issuer. The shares of Common Stock beneficially owned by Mr. Goldstin constitute approximately 21.5% of the total number of shares of Common Stock of the Issuer, based upon 3,952,250 shares of Common Stock outstanding as of January 8, 2007.
(b) Mr. Goldstin has the power to vote or to direct the vote of no shares of Common Stock (whether sole or shared), and the sole power to dispose of 848,232 shares of Common Stock.
(c) Mr. Goldstin sold 600,000 shares of Common Stock on January 22 and 23, 2007, on the OTC Bulletin Board as disclosed on a Form 4, Statement of Changes in Beneficial Ownership, filed with the Securities and Exchange Commission on January 24, 2007 and as more fully set forth below:

Date of Sale	Quantity	Share Price

01/22/2007	100,000	$0.2525
01/22/2007	50,000	$0.25
01/22/2007	50,000	$0.25
01/22/2007	50,000	$0.25
01/22/2007	50,000	$0.25
01/22/2007	50,000	$0.25
01/23/2007	50,000	$0.25
01/23/2007	50,000	$0.25
01/23/2007	50,000	$0.25
01/23/2007	50,000	$0.25
01/23/2007	50,000	$0.25

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Goldstin.

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(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Statement is hereby amended by adding the following paragraph:
     The Issuer granted Mr. Goldstin a waiver, dated January 9, 2007, permitting the sales described in Item 5(c) of this Statement notwithstanding the restrictions set forth in the Amended Leakout Agreement. The Amended Leakout Agreement expires February 17, 2007.

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SIGNATURES
          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Date: January 31, 2007

/s/ Frank Goldstin
Frank Goldstin, individually

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